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                             [CANWEST COMPANY LOGO]

                                  NEWS RELEASE

For Immediate Release
May 16, 2006

                           SIGNIFICANT DEVELOPMENTS AT
                         CANWEST'S AUSTRALIAN OPERATIONS
                    Eye awarded Manchester Airport concession
                   TEN secures long term FOX programming deal

WINNIPEG - CanWest Global Communications Corp. announced today that Eye Corp., a subsidiary of The TEN Group pty Limited (TEN), which owns CanWest's Australian television and out-of-home advertising operations, has been awarded a multi-year contract by Britain's second largest airport operator, the Manchester Airports Group Plc (MAG), to manage the advertising concessions at the Manchester, Nottingham East Midlands and Humberside Airports, commencing June 1, 2006. MAG's airports serve approximately 30 million passengers annually. Eye will provide sales and marketing services for all static, digital and ambient advertising displays in all of the airport terminals.

Nick Falloon, TEN's Executive Chairman, said "This is a significant moment in Eye's continued growth that will form the cornerstone of our future European operations. With the addition of the Manchester Airport Group, Eye's airport division - Eye Fly - will now comprise 19 airports and serve some 200 million passenger movements annually."

Tom Strike, President, CanWest MediaWorks International, said "This further solidifies Eye's position as one of the leading airport advertising providers in the world. It now represents major international airports in Australia, Singapore, New Zealand, Indonesia and the United Kingdom. Having a presence in the United Kingdom will provide Eye Corp. with a working base from which to launch itself further into European markets. With Eye having won three significant concessions since the start of the 2006 fiscal year, Changi Airport, the New South Wales Roads & Traffic Authority, and now the Manchester Airport Group, Eye is paving the way for continued growth in fiscal 2007."

TEN also announced that Twentieth Century Fox Television Distribution has awarded long term future Australian television rights to TEN Television Network and pay television operator FOXTEL commencing in July 2007. This agreement marks the first time a major US studio has apportioned first-run television rights across free-to-air and subscription-based television in Australia. The multi-year agreement will deliver a long term supply of programming consistent with TEN's core demographic of adults 16-39.

CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (CGS and CGS.A) and NYSE (CWG), is Canada's


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largest media company. CanWest is Canada's largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Ireland, Singapore, Malaysia, Turkey and the United Kingdom.



For further information contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841